Equinor first quarter 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50 NO-4035, STAVANGER, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-271647) and Form S-8 (File No. 333-262601). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
This document includes portions from the previously published results announcement of Equinor ASA as of, and for the three months ended 31 March 2025, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.
2025
First quarter
Financial statements and review
Equinor first quarter 2025

2	Press release	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

Operational	Financial		Sustainability

2,123	8.87	2.63	0.28
MBOE/D	USD BILLION	USD BILLION	SIF
Equity oil & gas production per day	Net operating income	Net income/(loss)	Serious incident frequency (per million hours worked)

1.40	9.04	0.97	6.1
TWh	USD BILLION	USD	KG / BOE
Total power generation, Equinor Share	Cash flows provided by operating activities	Basic earnings per share	CO₂ upstream intensity. Scope 1 CO₂ emissions, Equinor operated, 100% basis for the first quarter of 2025

0.76	0.37	5	2.7
TWh	USD PER SHARE	USD BILLION	MILLION TONNES CO2e
Renewable power generation, Equinor share	Announced cash dividend per share	Share buy-back programme for 2025	Absolute scope 1+2 GHG emissions for the first quarter of 2025
Always safe
High value
Low carbon
Equinor first quarter 2025

3	Press release	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor first quarter 2025 results
Equinor delivered net operating income of USD 8.87 billion and net income of USD 2.63 billion in the first quarter of 2025, leading to basic earnings per share of USD 0.97.
Strong financial and operational performance
•Strong financial results and cash flow
•Solid oil and gas production
Strategic progress
•Successful start up of the Johan Castberg and Halten East fields
•Final investment decision on Northern Lights phase 2
Capital distribution:
•First quarter cash dividend of USD 0.37 per share
•Proposed second tranche of share buy-back of up to USD 1.265 billion
•Expected total capital distribution for 2025 of up to USD 9 billion
Anders Opedal, President and CEO of Equinor ASA:
“Equinor delivers strong financial results in the first quarter. I am pleased to see the good operational performance and solid production capturing higher gas prices. With the current market uncertainties, Equinor’s core objective is safe, stable and cost efficient operations and resilience through a strong balance sheet.”
“We maintain a competitive capital distribution and expect to deliver a total of USD 9 billion in 2025.”
“The production start-up of the Johan Castberg field strengthens
Norway’s role as a reliable energy exporter to Europe. The field opens a new region in the Barents Sea and is expected to contribute to energy supply, value creation and ripple effects for at least 30 years to come.”
“We have invested in Empire Wind after obtaining all necessary approvals, and the order to halt work now is unprecedented and in our view unlawful.
This is a question of the rights and obligations granted under legally issued permits, and security of investments based on valid approvals. We seek to engage directly with the US Administration to clarify the matter and are considering our legal options.”
Anders Opedal
Equinor first quarter 2025

4	Press release	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Net operating income	E&P equity liquids and gas production	Total power generation Equinor share
Key figures by segment	(USD million)	(mboe/day)	(TWh)

E&P Norway	7,944	1,390	0.05
E&P International	579	309
E&P USA	511	424
MMP	84		0.64
REN	(259)		0.71
Other incl. eliminations	14
Equinor Group Q1 2025	8,874	2,123	1.40
Equinor Group Q1 2024	7,631	2,164	1.28

Net debt to capital employed adjusted*	31 March 2025	31 December 2024	%-point change
Net debt to capital employed adjusted*	6.9%	11.9%	(5.0)%

Dividend (USD per share)	Q1 2025	Q4 2024	Q1 2024
Ordinary cash dividend per share	0.37	0.37	0.35
Extraordinary cash dividend per share	—	—	0.35

For the first quarter of 2025, Equinor settled shares in the market under the 2024 and 2025 share buy- back programmes of USD 549 million.

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Net operating income/(loss)	8,874	8,735	7,631	16%
Net income/(loss)	2,630	1,999	2,672	(2)%
Basic earnings per share (USD)	0.97	0.73	0.91	6%

Cash flows provided by operating activities1)	9,041	2,022	9,138	(1)%
Cash flow from operations after taxes paid1)*	7,394	3,508	5,957	24%
Net cash flow before capital distribution1)*	4,546	(2,555)	3,324	37%

Operational information

Group average liquids price (USD/bbl) [1]	70.6	68.5	76.0	(7)%
Total equity liquids and gas production (mboe per day) [4]	2,123	2,072	2,164	(2)%
Total power generation (TWh) Equinor share	1.40	1.43	1.28	9%
Renewable power generation (TWh) Equinor share	0.76	0.83	0.77	(2)%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. For more information see note 1 Organisation and basis of preparation.
* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the
Supplementary disclosures.
[ ] For items marked with numbers within brackets, see End notes in the Supplementary
Hywind Tampen
Equinor first quarter 2025

5	Press release	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Solid production
Equinor delivered a total equity production of 2,123
mboe per day in the first quarter, down from 2,164
mboe in the same quarter last year.
The operational performance for most of the fields on
Norwegian continental shelf is strong, including the
Johan Sverdrup and Troll fields. This almost offsets
the negative production impact from the shut-in at
Sleipner B after the fire in fourth quarter 2024 and
planned and unplanned maintenance at Hammerfest
LNG.
In the US, production increased from the same period
last year. This was due to increased production from
the fields and transactions increasing Equinor’s
ownership interest in onshore gas assets in 2024.
The production from the international upstream
segment, excluding US, is down compared to the
same quarter last year, due to exits from Nigeria and
Azerbaijan in 2024.
The total power generation from the renewable
portfolio was 0.76 TWh, on par with the same period
last year.
In the quarter, Equinor completed five offshore
exploration wells on the NCS with two commercial
discoveries.
Strong financial results
Equinor delivered net operating income of USD 8.87
billion, and net income of USD 2.63 billion in the first
quarter of 2025. The results are driven by solid gas
production and higher gas prices.
Equinor realised a European gas price of USD 14.8
per mmbtu and realised liquids price was USD 70.6
per bbl in the first quarter.
Operating and administrative expenses increased
from the same quarter last year driven by overlift,
higher maintenance activity, and some one-off costs.
This was partially offset by active measures to reduce
costs for business development and early phase
projects in renewables and low carbon solutions.
A strong operational performance generated a cash
flow from operating activities, before taxes paid and
working capital items, of USD 10.6 billion for the first
quarter. Equinor paid one NCS tax instalment of USD
3.09 billion in the quarter.
Cash flow from operations after taxes paid* ended at
USD 7.39 billion.
Organic capital expenditure* was USD 3.02 billion for
the quarter, and total capital expenditures were USD
4.50 billion.
Equinor continues to demonstrate capital discipline
and strengthen financial robustness with a net debt to
capital employed adjusted ratio* at 6.9% at the end of
the first quarter, compared to 11.9% at the end of the
fourth quarter of 2024.
Empire Wind 1
After quarter close, Equinor received a halt work
order from the US government on the offshore
construction on the outer continental shelf for the
Empire Wind project. The lease was obtained in 2017
and the project was fully permitted in 2024. It has a
potential for delivering power to half a million New
York homes, and is approximately 30% to completion.
Equinor is complying with the order and is seeking
dialogue with the proper authorities and assessing
legal options. The Empire Wind project has per
31 March 2025 a gross book value of around USD 2.5
billion, including South Brooklyn Marine Terminal.
Strategic progress
A major milestone was reached when production was
started from the Johan Castberg field in the Barents
Sea on 31 March. Production also started at the
Halten East development in the Norwegian Sea.
Equinor continues to optimise and strengthen long-
term value creation on the NCS, and was awarded 27
new production licenses in the Awards in Predefined
Areas round (APA) in January. The ambition is to drill
around 250 exploration wells on the NCS by 2035.

Health, safety and the environment	Twelve months average per Q1 2025	Full year 2024
Serious incident frequency (SIF)	0.28	0.3

	First quarter 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)	6.1	6.2

	First quarter 2025	First quarter 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	2.7	2.9
In the quarter, the Bacalhau floating production,
storage and offloading vessel (FPSO) arrived at its
destination in the Santos Basin in Brazil’s pre-salt
region. First oil is expected in 2025.
Within low carbon solutions, Equinor together with
partners Shell and TotalEnergies made a final
investment decision to progress phase two of the
groundbreaking Northern Lights carbon transport
and storage development in Øygarden. The NOK 7.5
billion investment is expected to increase the total
injection capacity from 1.5 million tonnes of CO2 per
year (Mtpa) to at least 5 Mtpa and further develop
the commercial market for transport and storage of
CO2.
The appraisal wells for carbon storage at Smeaheia
were completed in the quarter on time and on cost.
Equinor first quarter 2025

6	Press release	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Competitive capital distribution

STRIL PIONER
VS 4403
Powered by LNG
STRIL PIONER
STAVANGER

The board of directors has decided a cash dividend
of USD 0.37 per share for the first quarter 2025, in
line with communication at the Capital Markets
Update in February.
Expected total capital distribution for 2025 is USD 9
billion, including a share buy-back programme of up
to USD 5 billion. The board has decided to initiate a
second tranche of the share buy-back programme of
up to USD 1.265 billion. The second tranche is subject
to an authorisation from the company’s annual
general meeting 14 May 2025 and will commence
after this. The tranche will end no later than 21 July
2025.
The first tranche of the share buy-back programme
for 2025 was completed on 24 March 2025 with a
total value of USD 1.2 billion.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Equinor first quarter 2025

7	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
First quarter 2025 review
Kollsnes, Norway
Equinor first quarter 2025

8	Group review	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Operational information	Quarters			Change
	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Total equity liquid and gas production (mboe/day)	2,123	2,072	2,164	(2)%
Total entitlement liquid and gas production (mboe/day)	2,001	1,953	2,039	(2)%
Total Power generation (TWh) Equinor share	1.40	1.43	1.28	9%
Renewable power generation (TWh) Equinor share	0.76	0.83	0.77	(2)%

Average Brent oil price (USD/bbl)	75.7	74.7	83.2	(9)%
Group average liquids price (USD/bbl) [1]	70.6	68.5	76.0	(7)%
E&P Norway average internal gas price (USD/mmbtu)	13.21	12.05	7.76	70%
E&P USA average internal gas price (USD/mmbtu)	3.30	2.22	1.74	90%

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Total revenues and other income	29,920	27,654	25,135	19%
Purchases	(15,443)	(12,869)	(11,922)	30%
Operating and administrative expenses	(3,166)	(2,883)	(2,971)	7%
Depreciation, amortisation and net impairments	(2,310)	(2,824)	(2,345)	(1)%
Exploration expenses	(127)	(343)	(266)	(52)%
Total operating expenses	(21,046)	(18,919)	(17,504)	20%
Net operating income/(loss)	8,874	8,735	7,631	16%

Net financial items	19	(548)	366	(95)%
Income tax	(6,263)	(6,188)	(5,325)	18%
Net income/(loss)	2,630	1,999	2,672	(2)%

Basic earnings per share (in USD)	0.97	0.73	0.91	6%

Capital expenditures and Investments	3,027	3,646	2,483	22%
Cash flows provided by operating activities1)	9,041	2,022	9,138	(1)%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. For more information see note 1 Organisation and basis of preparation.
Operations and financial results
Equinor delivered strong financial results in the first
quarter of 2025, driven by solid production and
higher gas prices.
In E&P Norway, new wells on the NCS and sustained
contributions from the Johan Sverdrup and Troll
fields supported production in the quarter. Natural
decline across several fields, along with the fire at
Sleipner B and both planned and unplanned
maintenance at Hammerfest LNG, contributed to
lower production levels compared to the strong first
quarter of 2024.
Strategic transactions in the international upstream
business throughout 2024 shaped production levels
in the quarter. The acquisition of additional interests
in US onshore assets in December 2024 increased
E&P USA production compared to the same quarter
last year. The high production levels were impacted
by workover activities on offshore assets. In E&P
International, the divestments of interests in Nigeria
and Azerbaijan in the fourth quarter of 2024
contributed to a decline in production for the quarter,
offsetting the contribution from new wells across the
E&P International portfolio.
Growth in the onshore renewables portfolio and gas
to power generation contributed to the total power
generation increase in the quarter. The 9% increase
in total power generation was driven by stronger
clean spark spreads in gas to power generation and
onshore assets in Brazil. Renewable production from
offshore wind farms was lower than expected due to
unfavourable wind conditions, partially offsetting the
total power generation increase compared to the
same period last year.
The Marketing, Midstream and Processing segment’s
contribution to the group results was impacted in the
first quarter by reduced margins in gas, LNG, and
liquids trading. In addition, costs associated with the
Equinor first quarter 2025

9	Group review	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
development of low-carbon projects, including the
drilling of wells for future carbon storage, increased
compared to previous quarters.
Higher realised gas prices, complimented by an
increased share of gas in the production mix, drove
strong revenue and results for the quarter. Lower
liquids prices and production impacted this growth,
partially offsetting the increase in revenue compared
to the same quarter last year.
The transition from a large underlift position in the
first quarter of the prior year to an overlift in E&P
International this quarter contributed to an increase
in operating and administrative expenses . Higher
maintenance activity and several one-off costs
across our portfolio also contributed to the increase,
partially offset by a reduction in business
development and early phase projects within the
renewables and low carbon solutions businesses.
Depreciation, amortisation and net impairments
decreased in the quarter, primarily due to the
cessation of depreciation for the UK assets, Mariner
and Buzzard, which have been classified as held for
sale following the announcement to form a joint
venture between Equinor UK Ltd and Shell UK Limited
in December 2024 . The ramp up of new fields and
field-specific investments partially offset the
decrease.
Lower drilling activity contributed to a decrease in
exploration expenses in the quarter compared to the
same period last year. This decrease was partially
offset by higher seismic costs and drilling costs per
well on the NCS.
Net financial items reduced from the same period in
the prior year mainly due to currency losses from the
weakening of USD versus NOK, compared to currency
gains in the same quarter of 2024 due to
strengthening of USD versus NOK.
Taxes
The effective reported tax rate of 70.4% for the first
quarter of 2025 increased compared to 66.6% in the
same period in 2024 due to a higher share of income
from jurisdictions with high tax rates and the
extension of the Energy Profits Levy in the UK. The
increase was partially offset by the tax exempted
gain from the swap with Petoro on the NCS, see
Note 3 Acquisitions and disposals to the first quarter
condensed interim financial statements.
Cash flow and net debt
Strong financial results during the first quarter of
2025 generated cash flow provided by operating
activities before taxes paid and working capital items
of USD 10,620 million. The upward movement in gas
prices, coupled with the increased share of gas in the
production mix, drove the increase from USD 9,806
million in the same period in the prior year.
Tax payments in the first quarter totalled USD 3,226
million, mainly due to a single Norwegian corporation
tax instalment. This is a decrease from USD 3,849
million in the same period last year, with the reduction
reflecting the relatively lower pricing environment of
2024. The final two NCS tax instalments related to
2024 earnings, totalling NOK 70.4 billion, are
expected to be paid in the second quarter of 2025.
A working capital decrease of USD 1,647 million
positively impacted the cash flow in the first quarter
of 2025, compared to a decrease of USD 3,181 million
in the first quarter of 2024.
In the first quarter, cash flow from operating activities
totalled USD 9,041 million. The net increase in cash
and cash equivalents was USD 1,396 million. This
reflects outflows from capital expenditures,
investments, and shareholder distributions, including
USD 1,911 million in dividends paid, as well as inflows
from new project finance debt.
Net cash flow* amounted to USD 2,086 million in the
first quarter of 2025, an increase from USD 125
million in the same quarter last year.
A decrease in net debt, mainly due to decreased
working capital, combined with an increase in equity
during the quarter caused a decrease in the net debt
to capital employed adjusted ratio* at the end of the
first quarter from 11.9% at the end of December 2024
to 6.9%.
Capital distribution
The board of directors has decided a cash dividend
of USD 0.37 per share for the first quarter 2025, in
line with communication at the Capital Markets
Update in February.
Expected total capital distribution for 2025 is USD 9
billion, including a share buy-back programme of up
to USD 5 billion. The board has decided to initiate a
second tranche of the share buy-back programme of
up to USD 1.265 billion. The second tranche is subject
to an authorisation from the company’s annual
general meeting 14 May 2025 and will commence
after this. The tranche will end no later than 21 July
2025.
The first tranche of the share buy-back programme
for 2025 was completed on 24 March 2025 with a
total value of USD 1.2 billion.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Subsequent events
Recent announcements and policy updates in the US
regarding international trade have led to increased
geopolitical and macroeconomic uncertainty.
Further, on 16 April a Director's Order was received
from the Bureau of Ocean Energy Management in the
United States (BOEM), ordering a halt of all activities
related to development of the Empire Wind 1 project.
We refer to Note 9 Subsequent events to the first
quarter condensed interim financial statements for
additional information.
Health, safety and the environment
The twelve-month average serious incident
frequency (SIF) for the period ending 31 March 2025
was 0.28, a decrease from 2024 which ended at 0.30.
This result represents the lowest frequency on record.
Equinor’s absolute Scope 1 and 2 GHG emissions from
operated production (100% basis) were 2.7 million
tonnes CO₂e in the first quarter of 2025, representing
a reduction of 0.2 million tonnes CO₂e compared to
the same period last year. This positive development
is primarily driven by the implementation of
electrification projects on the NCS.
1 USD/NOK exchange rate assumption of 11
Equinor first quarter 2025

10	Outlook	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook
•Organic capital expenditures* are estimated at
USD 13 billion for 20251.
•Oil & gas production for 2025 is estimated to
grow 4% compared to 2024 level [6].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 30 mboe per
day for the full year of 2025.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational
regularity and levels of industry product supply,
demand and pricing represent the most significant
risks related to the foregoing production guidance.
Our future financial performance, including cash flow
and liquidity, will be affected by geopolitical and
macroeconomic conditions, changes in the regulatory
and policy landscape, the development in realised
prices, including price differentials, tolls and tariffs
and other factors discussed elsewhere in the report.
For further information, see section Forward-looking
statements in the report.
Johan Castberg
Bacalhau FPSO
Equinor first quarter 2025

11	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

	Quarters			Change		Quarters			Change
Operational information	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1	Operational information	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Prices					Equity production (mboe per day)
Average Brent oil price (USD/bbl)	75.7	74.7	83.2	(9)%	E&P Norway equity liquids production	625	627	648	(4)%
E&P Norway average liquids price (USD/bbl)	73.8	71.4	79.3	(7)%	E&P International equity liquids production	274	304	316	(13)%
E&P International average liquids price (USD/bbl)	68.3	66.5	73.8	(7)%	E&P USA equity liquids production	147	150	153	(4)%
E&P USA average liquids price (USD/bbl)	61.2	58.8	66.2	(8)%	Group equity liquids production	1,045	1,081	1,118	(7)%
Group average liquids price (USD/bbl) [1]	70.6	68.5	76.0	(7)%	E&P Norway equity gas production	765	772	814	(6)%
Group average liquids price (NOK/bbl) [1]	782	754	799	(2)%	E&P International equity gas production	36	34	35	1%
E&P Norway average internal gas price (USD/mmbtu) [8]	13.21	12.05	7.76	70%	E&P USA equity gas production	278	185	197	41%
E&P USA average internal gas price (USD/mmbtu) [8]	3.30	2.22	1.74	90%	Group equity gas production	1,078	991	1,046	3%
Realised piped gas price Europe (USD/mmbtu) [7]	14.80	13.54	9.41	57%	Total equity liquids and gas production [4]	2,123	2,072	2,164	(2)%
Realised piped gas price US (USD/mmbtu) [7]	4.06	2.36	2.33	74%
					Power generation
Entitlement production (mboe per day)					Power generation (TWh) Equinor share	1.40	1.43	1.28	9%
E&P Norway entitlement liquids production	625	627	648	(4)%	Renewable power generation (TWh) Equinor share1)	0.76	0.83	0.77	(2)%
E&P International entitlement liquids production	223	245	250	(11)%
E&P USA entitlement liquids production	132	134	138	(4)%	1)Includes Hywind Tampen renewable power generation.
Group entitlement liquids production	980	1,006	1,036	(5)%
E&P Norway entitlement gas production	765	772	814	(6)%
E&P International entitlement gas production	20	19	23	(11)%
E&P USA entitlement gas production	235	157	165	42%
Group entitlement gas production	1,021	948	1,002	2%
Total entitlement liquids and gas production [3]	2,001	1,953	2,039	(2)%

Equinor first quarter 2025

12	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Health, safety and the environment

	Twelve months average per Q1 2025	Full year 2024
Total recordable injury frequency (TRIF)	2.2	2.3
Serious Incident Frequency (SIF)	0.28	0.30
Oil and gas leakages (number of)1)	5	7

	First quarter 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)2)	6.1	6.2

	First quarter 2025	First quarter 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)3)	2.7	2.9
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from expectations and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 and CH4.

Kårstø, Norway
Equinor first quarter 2025

13	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Total revenues and other income	10,052	9,257	7,879	28%
Operating and administrative expenses	(891)	(894)	(866)	3%
Depreciation, amortisation and net impairments	(1,127)	(1,382)	(1,173)	(4)%
Exploration expenses	(90)	(176)	(84)	7%
Total operating expenses	(2,108)	(2,452)	(2,123)	(1)%
Net operating income/(loss)	7,944	6,805	5,756	38%

Additions to PP&E, intangibles and equity accounted investments	2,409	1,872	1,372	76%

Operational information	Quarters			Change
E&P Norway	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

E&P entitlement liquid and gas production (mboe/day)	1,390	1,398	1,462	(5)%
Average liquids price (USD/bbl)	73.8	71.4	79.3	(7)%
Average internal gas price (USD/mmbtu)	13.21	12.05	7.76	70%

Production & Revenues
In the first quarter of 2025 production from E&P
Norway remained robust, but was lower than the
strong deliveries in the same quarter last year. This
was mainly due to natural decline on several fields,
along with Sleipner B shut down since the incident in
October 2024, and both planned and unplanned
maintenance at Hammerfest LNG. The production
decrease was similar for both gas and liquids.
The gas price increased significantly, while there was
a smaller decrease in the liquids price, when
comparing the first quarter of 2025 to the same
quarter last year. The price development resulted in
higher revenues, despite a lower production level.
Operating expenses and financial results
Operating and administrative expenses increased in
the first quarter of 2025 compared to the same
period last year, mainly due to increased operation
and maintenance cost following the Sleipner B fire
and preparation for periodic maintenance at
Hammerfest LNG, and a lower underlift effect. This
was partially offset by the development in NOK/USD
exchange rate and lower transportation tariffs.
Depreciation, amortisation and net impairments in the
first quarter of 2025 was positively impacted by
increased proved reserves from the annual update
and the development in the NOK/USD exchange rate,
partially offset by ramp up of new fields and field-
specific investments.
The exploration activity in the first quarter of 2025 (6
wells) was at the same level as in the first quarter last
year. Higher seismic cost and cost per well partially
offset by higher capitalisation rate led to a minor
increase in exploration expenses.
In the first quarter of 2025, net operating income was
positively impacted by a gain of USD 491 million from
the swap transaction with Petoro, which was
completed on 1 January.
Additions to PP&E, Intangibles and equity accounted
investments in the first quarter of 2025 increased,
primarily due to the assets acquired in the swap
transaction amounting to USD 1,086 million.
Equinor first quarter 2025

14	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Total revenues and other income	1,571	2,183	1,655	(5)%
Purchases	3	64	34	(92)%
Operating and administrative expenses	(567)	(627)	(395)	43%
Depreciation, amortisation and net impairments	(396)	(538)	(529)	(25)%
Exploration expenses	(32)	(58)	(148)	(78)%
Total operating expenses	(992)	(1,159)	(1,039)	(4)%
Net operating income/(loss)	579	1,024	616	(6)%

Additions to PP&E, intangibles and equity accounted investments	761	896	756	1%

Operational information	Quarters			Change
E&P International	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

E&P equity liquid and gas production (mboe/day)	309	339	352	(12)%
E&P entitlement liquid and gas production (mboe/day)	244	264	273	(11)%
Production sharing agreements (PSA) effects	66	74	78	(16)%
Average liquids price (USD/bbl)	68.3	66.5	73.8	(7)%

Production & Revenues
The divestment of assets in Azerbaijan and Nigeria
drove a decrease in production in the first quarter of
2025 compared to the same quarter last year.
Natural decline in several fields and a higher
turnaround effect further contributed to the overall
drop in the production levels. The decreased equity
production was partially offset by contributions from
new wells.
Production Sharing Agreements (PSA) effects were
also reduced in the quarter, reflecting the impact of
the same divestments.
Total revenue and other income decreased in the first
quarter of 2025 compared to the same period last
year, mainly due to lower liquids prices. The impact of
volume changes on revenues was minimal, as the
lifted volumes were on the same level in both periods
due to an overlift in the first quarter of 2025,
compared to a large underlift in the same quarter of
2024.
Operating expenses and financial results
Operating and administrative expenses increased,
primarily due to the shift from a large underlift
position last year to an overlift position this quarter.
Additionally, higher activity and maintenance levels in
Brazil contributed to the increase in operating and
administrative expenses compared to the same
period in 2024.
The cessation of depreciation for the UK assets
Mariner and Buzzard, which were classified as held
for sale at the end of 2024, drove the decline in
depreciation this quarter compared to the same
period in 2024.
Exploration expenses in the first quarter of 2025
were lower compared to the same period last year,
when well costs related to the Bacalhau appraisal well
in Brazil were expensed.
Net operating income for the first quarter of 2025
was positively impacted by a contingent receivable
recorded as other income.
Additions to PP&E, intangibles and equity accounted
investments this quarter are on the same level  as the
same quarter last year. While the UK assets of
Rosebank, Mariner and Buzzard are excluded from
the additions in the quarter due to their classification
as held for sale, this is offset by higher activity for the
development projects in Brazil.
Equinor first quarter 2025

15	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Total revenues and other income	1,197	957	1,055	13%
Operating and administrative expenses	(311)	(257)	(280)	11%
Depreciation, amortisation and net impairments	(370)	(408)	(364)	2%
Exploration expenses	(5)	(109)	(34)	(86)%
Total operating expenses	(685)	(773)	(678)	1%
Net operating income/(loss)	511	184	377	36%

Additions to PP&E, intangibles and equity accounted investments	308	1,651	359	(14)%

Operational information	Quarters			Change
E&P USA	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

E&P equity liquid and gas production (mboe/day)	424	335	350	21%
E&P entitlement liquid and gas production (mboe/day)	367	291	303	21%
Royalties	57	44	47	21%
Average liquids price (USD/bbl)	61.2	58.8	66.2	(8)%
Average internal gas price (USD/mmbtu)	3.30	2.22	1.74	90%
Production & Revenues
In the first quarter of 2025, E&P USA reported higher
production compared to the same period in 2024,
primarily driven by increased gas output from the
Appalachia onshore assets, following the acquisition
of additional interests in late 2024. This increase was
further supported by higher activity in the Appalachia
onshore asset.  The increase was partially offset by
lower production from certain US offshore assets due
to downtime from workover activities and natural
decline.
Revenue for the first quarter of 2025 benefited from
elevated gas prices and increased gas production.
The increased gas revenue was partially offset by
lower liquids prices and liquids production compared
to the prior year.
Operating expenses and financial results
Operating and administrative expenses increased in
the first quarter of 2025, driven by additional
workover expenditures for certain US offshore assets
and higher transportation expenses due to increased
production in the Appalachia onshore assets.
Depreciation and amortisation increased in the first
quarter of 2025 compared to the same period in
2024, driven by the acquisition of additional interests
in Appalachia onshore assets. The increase was
partially offset by lower production in the US offshore
assets and proved reserves increases at the 2024
year end.
Equinor first quarter 2025

16	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Total revenues and other income	29,072	26,573	24,824	17%
Purchases [net of inventory variation]	(27,407)	(24,175)	(21,968)	25%
Operating and administrative expenses	(1,353)	(1,179)	(1,326)	2%
Depreciation, amortisation and net impairments	(227)	(236)	(227)	0%
Total operating expenses	(28,987)	(25,590)	(23,522)	23%
Net operating income/(loss)	84	983	1,303	(94)%

Additions to PP&E, intangibles and equity accounted investments	207	369	210	(1)%

Operational information	Quarters			Change
Marketing, Midstream and Processing	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Liquids sales volumes (mmbl)	288.6	248.9	247.6	17%
Natural gas sales Equinor (bcm)	16.4	16.7	16.8	(2)%
Natural gas entitlement sales Equinor (bcm)	13.7	13.7	14.3	(4)%
Power generation (TWh) Equinor share	0.64	0.60	0.50	27%
Realised piped gas price Europe (USD/mmbtu)3)	14.80	13.54	9.41	57%
Realised piped gas price US (USD/mmbtu)	4.06	2.36	2.33	74%

Volumes, Pricing & Revenues
Liquids sales volumes increased against previous
quarter and same quarter of the previous year due
to higher third-party volumes.
Gas sales decreased slightly compared to previous
quarter primarily because of lower 3rd party sales
and NCS gas production, partially offset by higher
Equinor international gas production. The decrease in
gas sales against the first quarter of 2024 was driven
by lower NCS gas production, partially offset by
higher Equinor international gas production.
Power generation has increased compared to
previous quarter and same quarter previous year,
primarily due to higher clean spark spread.
The realised European piped gas price increased
compared to the previous quarter driven by high
demand attributed to colder weather at the start of
the quarter. Compared to the same quarter last year,
the realised European piped gas price increased due
to weather driven by increased demand and reduced
supply of Russian gas flows through Ukraine.
The realised piped gas price in the US increased
compared to both previous quarter and same
quarter last year due to higher market prices driven
by increased demand caused by low temperatures.
Financial Results
During the first quarter of 2025, net operating income
was mainly driven by physical trading of crude,
distillates and gasoline and optimisation of physical
piped gas sales in Europe and in the US. The result
was impacted by costs associated with developing
low-carbon projects including drilling of wells for
future carbon storage.
Net operating income decreased compared to
previous quarter. This is mainly due to lower result
from LNG and piped gas trading in EU and US, in
addition to reduced gains from geographical
arbitrage within LPG and lower result from shipping
optimisation.
Net operating income for the first quarter of 2025
was lower than same quarter last year and mostly
explained by reduced margins in gas, LNG and liquids
trading.
Equinor first quarter 2025

17	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Renewables

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Revenues third party, other revenue and other income	(21)	149	29	N/A
Net income/(loss) from equity accounted investments	22	26	30	(26)%
Total revenues and other income	1	174	60	(98)%
Operating and administrative expenses	(107)	(150)	(272)	(61)%
Depreciation, amortisation and net impairments	(153)	(225)	(8)	>100%
Total operating expenses	(260)	(374)	(280)	(7)%
Net operating income/(loss)	(259)	(200)	(220)	(17)%

Additions to PP&E, intangibles and equity accounted investments	780	559	624	25%

Operational information	Quarters			Change
Renewables	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

Renewables power generation (TWh) Equinor share	0.71	0.78	0.74	(4)%
Power generation
In the first quarter of 2025, total power generation
from offshore wind farms was 0.39 TWh, primarily
driven by production from Dudgeon, Sheringham
Shoal and Arkona. Onshore renewables contributed
an additional 0.31 TWh, mainly from plants in Brazil.
Total generated volume decreased compared to the
same quarter in 2024, mainly due to lower offshore
wind production due to reduced wind conditions.
Total revenues and other income
In the first quarter of 2025, Total revenues and other
income decreased compared to the same quarter
last year, primarily due to the effects of lower
offshore wind production.
Lower production from assets in operation, along with
higher project development costs impacted net
results from equity accounted investments.
Operating expenses and financial results
A reduction in the level of business development
activities in selected emerging markets contributed to
a decrease in operating and administrative expenses
in the first quarter of 2025 when compared to the
same quarter last year.
Net operating loss for the first quarter of 2025
included the effects of a change in the fair value of
contingent consideration and USD 146 million in
impairments related to non-sanctioned offshore wind
projects in the US. In comparison, the same period in
2024 included the effect of a USD 147 million net loss
associated with the asset swap transaction with bp,
involving offshore wind assets on the US Northeast
Coast.
In the first quarter of 2025, USD 257 million of
additions to PP&E, intangibles, and equity accounted
investments related to onshore renewables and USD
523 million related to offshore wind projects. Offshore
additions primarily related to projects in the US, UK
and Europe. The increase in onshore investments was
mainly driven by the acquisition of an onshore wind
farm in southern Sweden.
Subsequent event
On 16 April a Director's Order was received from the
Bureau of Ocean Energy Management in the United
States (BOEM), ordering a halt of all activities related
to development of the Empire Wind 1 project.
We refer to Note 9 Subsequent events to the first
quarter condensed interim financial statements for
additional information
Equinor first quarter 2025

18	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Johan Sverdrup
Equinor first quarter 2025

19	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

		Quarters					Quarters
(unaudited, in USD million)	Note	Q1 2025	Q4 2024	Q1 2024	(unaudited, in USD million)	Note	Q1 2025	Q4 2024	Q1 2024

Revenues	4	29,384	26,535	25,089	Interest income and other financial income		336	435	560
Net income/(loss) from equity accounted investments		13	6	33	Interest expenses and other financial expenses		(325)	(401)	(416)
Other income		523	1,113	14	Other financial items		8	(582)	222

Total revenues and other income	2	29,920	27,654	25,135	Net financial items	5	19	(548)	366

Purchases [net of inventory variation]		(15,443)	(12,869)	(11,922)	Income/(loss) before tax		8,893	8,187	7,998
Operating expenses	3	(2,843)	(2,622)	(2,630)
Selling, general and administrative expenses		(323)	(261)	(341)	Income tax	6	(6,263)	(6,188)	(5,325)
Depreciation, amortisation and net impairments		(2,310)	(2,824)	(2,345)
Exploration expenses		(127)	(343)	(266)	Net income/(loss)		2,630	1,999	2,672

Total operating expenses	2	(21,046)	(18,919)	(17,504)	Attributable to equity holders of the company		2,627	1,996	2,668
					Attributable to non-controlling interests		3	3	5
Net operating income/(loss)	2	8,874	8,735	7,631
					Basic earnings per share (in USD)		0.97	0.73	0.91
					Diluted earnings per share (in USD)		0.96	0.73	0.91
					Weighted average number of ordinary shares outstanding (in millions)		2,719	2,739	2,938
					Weighted average number of ordinary shares outstanding diluted (in millions)		2,724	2,746	2,942

Equinor first quarter 2025

20	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters
(unaudited, in USD million)	Q1 2025	Q4 2024	Q1 2024

Net income/(loss)	2,630	1,999	2,672

Actuarial gains/(losses) on defined benefit pension plans	(114)	540	513
Income tax effect on income and expenses recognised in OCI1)	30	(132)	(117)
Items that will not be reclassified to the Consolidated statement of income	(84)	408	396

Foreign currency translation effects	1,302	(1,979)	(1,094)
Share of OCI from equity accounted investments	33	1	8
Items that may be subsequently reclassified to the Consolidated statement of income	1,335	(1,978)	(1,087)

Other comprehensive income/(loss)	1,251	(1,570)	(691)

Total comprehensive income/(loss)	3,881	429	1,982

Attributable to the equity holders of the company	3,878	426	1,977
Attributable to non-controlling interests	3	3	5

1)Other comprehensive income (OCI).
Northern Lights, Norway
Equinor first quarter 2025

21	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

		At 31 March	At 31 December
(in USD million)	Note	2025 (unaudited)	2024 (audited)

ASSETS
Property, plant and equipment	2	59,792	55,560
Intangible assets	3	6,223	5,654
Equity accounted investments		2,686	2,471
Deferred tax assets		5,088	4,900
Pension assets		1,800	1,717
Derivative financial instruments		650	648
Financial investments		5,787	5,616
Prepayments and financial receivables		1,301	1,379

Total non-current assets		83,327	77,946

Inventories		3,210	4,031
Trade and other receivables		12,718	13,590
Prepayments and financial receivables1) 2)		5,657	6,084
Derivative financial instruments		1,022	1,024
Financial investments		17,478	15,335
Cash and cash equivalents1)		7,370	5,903

Total current assets		47,457	45,967

Assets classified as held for sale	3	7,113	7,227

Total assets		137,896	131,141

1)Restated for 2024. For more information see note 1 Organisation and basis of preparation.
2)Includes collateral deposits of USD 2.0 billion for 31 March 2025 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2024 is USD 2.2 billion.

		At 31 March	At 31 December
(in USD million)	Note	2025 (unaudited)	2024 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		45,820	42,342
Non-controlling interests		44	38

Total equity		45,864	42,380

Finance debt	5	20,496	19,361
Lease liabilities		2,241	2,261
Deferred tax liabilities		14,045	12,726
Pension liabilities		3,742	3,482
Provision and other liabilities	7	14,236	12,927
Derivative financial instruments		1,734	1,958

Total non-current liabilities		56,494	52,715

Trade and other payables		10,408	11,110
Provisions and other liabilities		2,547	2,384
Current tax payable		13,960	10,319
Finance debt	5	5,777	7,223
Lease liabilities		1,254	1,249
Dividends payable		—	1,906
Derivative financial instruments		774	833

Total current liabilities		34,721	35,023

Liabilities directly associated with the assets classified for sale	3	817	1,023

Total liabilities		92,032	88,761

Total equity and liabilities		137,896	131,141
Equinor first quarter 2025

22	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2024	1,101	—	56,521	(9,442)	310	48,490	10	48,500
Net income/(loss)			2,668			2,668	5	2,672
Other comprehensive income/(loss)			396	(1,094)	8	(691)		(691)
Total comprehensive/(loss)						1,977	5	1,982
Dividends			—			—		—
Share buy-back	—	—	(396)			(396)		(396)
Other equity transactions		—	(4)			(4)	(1)	(5)

At 31 March 2024	1,101	—	59,185	(10,536)	318	50,067	14	50,081

At 1 January 2025	1,052	—	52,407	(11,385)	268	42,342	38	42,380
Net income/(loss)			2,627			2,627	3	2,630
Other comprehensive income/(loss)			(84)	1,302	33	1,251		1,251
Total comprehensive/(loss)						3,878	3	3,881
Dividends			—			—		—
Share buy-back1)	—	—	(397)			(397)		(397)
Other equity transactions		—	(3)			(3)	3	—

At 31 March 2025	1,052	—	54,550	(10,083)	301	45,820	44	45,864

1)For more information see note 8 Capital distribution
Equinor first quarter 2025

23	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters
(unaudited, in USD million)	Note	Q1 2025	Q4 2024	Q1 2024

Income/(loss) before tax		8,893	8,187	7,998

Depreciation, amortisation and net impairments, including exploration write-offs		2,310	2,807	2,426
(Gains)/losses on foreign currency transactions and balances	5	24	(299)	(303)
(Gains)/losses on sale of assets and businesses	3	(499)	(890)	130
(Increase)/decrease in other items related to operating activities		(399)	(101)	(882)
(Increase)/decrease in net derivative financial instruments		(16)	(78)	127
Cash collaterals for commodity derivative transactions1)		118	(399)	117
Interest received		265	461	406
Interest paid		(76)	(274)	(212)

Cash flow provided by operating activities before taxes paid and working capital items		10,620	9,414	9,806

Taxes paid		(3,226)	(5,906)	(3,849)

(Increase)/decrease in working capital		1,647	(1,486)	3,181

Cash flows provided by operating activities		9,041	2,022	9,138

Cash (used)/received in business combinations	3	(26)	(1,242)	—
Capital expenditures and investments	3	(3,027)	(3,646)	(2,483)
(Increase)/decrease in financial investments2)		(1,379)	3,295	507
(Increase)/decrease in derivative financial instruments		211	103	(46)
(Increase)/decrease in other interest-bearing items		122	(60)	(210)
Proceeds from sale of assets and businesses	3	83	1,355	60

Cash flows provided by/(used in) investing activities		(4,016)	(196)	(2,172)

		Quarters
(unaudited, in USD million)	Note	Q1 2025	Q4 2024	Q1 2024

New finance debt		1,507	—	—
Repayment of finance debt		—	(502)	(1,900)
Repayment of lease liabilities		(364)	(377)	(373)
Dividends paid		(1,911)	(1,913)	(2,649)
Share buy-back		(549)	(501)	(550)
Net current finance debt and other financing activities		(2,312)	1,491	(1,156)

Cash flows provided by/(used in) financing activities		(3,629)	(1,802)	(6,627)

Net increase/(decrease) in cash and cash equivalents		1,396	24	338

Effect of exchange rate changes in cash and cash equivalents		69	(305)	(181)
Cash and cash equivalents at the beginning of the period1)		5,903	6,184	8,070

Cash and cash equivalents at the end of the period1)		7,368	5,903	8,227

1) As from the first quarter 2025, cash flows related to collaterals for commodity derivative transactions are presented on a separate line within operating activities, Cash collaterals for commodity derivative transactions. In previous periods, these were included as part of Cash and cash equivalents. Comparative figures have been restated accordingly. See the restatement table in note 1 Organisation and basis of preparation.

2) This line item includes the acquisition of 10 per cent of the shareholding in Ørsted A/S for USD 2.5 billion in 2024.

Equinor first quarter 2025

24	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Note 1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and
its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the first quarter of 2025 were authorised for issue by
the board of directors on 29 April 2025.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim financial
statements do not include all the information and
disclosures required by IFRS® Accounting Standards
for a complete set of financial statements and should
be read in conjunction with the Consolidated annual
financial statements for 2024. IFRS Accounting
Standards as adopted by the EU differs in certain
respects from IFRS Accounting Standards as issued
by the IASB, however the differences do not impact
Equinor's financial statements for the periods
presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
Except as described in section ‘Change in accounting
policy’ below, the accounting policies applied in the
preparation of the condensed interim financial
statements are consistent with those applied in the
preparation of Equinor’s consolidated annual
financial statements as at, and for the year ended,
31 December 2024.
A description of the material accounting policies is
included in Equinor’s consolidated annual financial
statements for 2024. When determining fair value,
there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the Consolidated annual financial statements for
2024.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January 2025,
that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2024.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2025 has had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations issued
but not yet effective.
Change in accounting policy
With effect from Q1 2025, Equinor has changed the
classification of cash collaterals for commodity
derivative transactions in the Consolidated balance
sheet from Cash and cash equivalents to
Prepayments and financial receivables (current), with
no impact on Total current assets. These collateral
deposits are related to certain requirements set out
by exchanges where Equinor is participating and
have previously been referred to as restricted cash
and cash equivalents. The reclassification is intended
to better reflect the nature and purpose of the
collateral deposits and to provide more relevant
information to stakeholders.
The change also affects the presentation in the
Consolidated statement of cash flows. With effect
from Q1 2025, the cash flows related to these
collateral deposits are included within Cash flows
provided by operating activities on a new line-item
named Cash collaterals for commodity derivative
transactions.
The change has been retrospectively applied to
comparative periods for consistency and
comparability. The comparative numbers are
restated in tables below.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets, liabilities,
income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and
are based on historical experience and various other
factors that are believed to be reasonable under the
circumstances. These estimates and assumptions
form the basis for making the judgments about
carrying values of assets and liabilities that are not
readily apparent from other sources. Actual results
may differ from these estimates. Please refer to
note 2 in Equinor’s consolidated annual financial
statements for 2024 for more information about
accounting judgement and key sources of estimation
uncertainty.
Equinor first quarter 2025

25	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Consolidated balance sheet	At 31 December 2024		At 31 December 2023/ 1 January 2024
(in USD million)	As reported	Restated	As reported	Restated
Cash and cash equivalents	8,120	5,903	9,641	8,070
Prepayments and financial receivables	3,867	6,084	3,729	5,300
Sum	11,987	11,987	13,370	13,370

Consolidated Statement of Cash Flows	Q1 2024		Q2 2024		First six months 2024		Q3 2024		First nine months 2024		Q4 2024		Full year 2024
(in USD million)	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	117	—	200	—	317	—	(563)	—	(246)	—	(399)	—	(645)
Cash flow provided by operating activities before taxes paid and working capital items	9,689	9,806	9,748	9,948	19,437	19,754	9,233	8,670	28,670	28,424	9,813	9,414	38,483	37,838
Cash flows provided by operating activities	9,021	9,138	1,611	1,811	10,632	10,948	7,057	6,495	17,689	17,443	2,421	2,022	20,110	19,465
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,641	8,070	9,682	8,227	9,641	8,070	8,641	7,386	9,641	8,070	8,002	6,184	9,641	8,070
Cash and cash equivalents at the end of the period (net of overdraft)	9,682	8,227	8,641	7,386	8,641	7,386	8,002	6,184	8,002	6,184	8,120	5,903	8,120	5,903

Consolidated Statement of Cash Flows	Q1 2023		Q2 2023		First six months 2023		Q3 2023		First nine months 2023		Q4 2023		Full year 2023
(in USD million)	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	3,678	—	426	—	4,103	—	(245)	—	3,858	—	698	—	4,556
Cash flow provided by operating activities before taxes paid and working capital items	15,305	18,982	10,485	10,910	25,789	29,893	11,336	11,091	37,126	40,984	10,890	11,588	48,016	52,572
Cash flows provided by operating activities	14,871	18,548	1,857	2,283	16,728	20,831	5,236	4,992	21,965	25,823	2,736	3,434	24,701	29,257
Cash and cash equivalents at the beginning of the period (net of overdraft)	15,579	9,451	17,380	14,930	15,579	9,451	19,650	17,626	15,579	9,451	14,420	12,151	15,579	9,451
Cash and cash equivalents at the end of the period (net of overdraft)	17,380	14,930	19,650	17,626	19,650	17,626	14,420	12,151	14,420	12,151	9,641	8,070	9,641	8,070
Equinor first quarter 2025

26	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 2 Segments
Equinor’s operations are managed through operating
segments identified on the basis of those components
of Equinor that are regularly reviewed by the chief
operating decision maker, Equinor's Corporate
Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway),
Exploration & Production International (E&P
International), Exploration & Production USA (E&P
USA), Marketing, Midstream & Processing (MMP) and
Renewables (REN) correspond to the operating
segments. The operating segments Projects, Drilling &
Procurement (PDP), Technology, Digital & Innovation
(TDI) and Corporate staff and functions are
aggregated into the reportable segment Other
based on materiality. The majority of the costs in PDP
and TDI is allocated to the three Exploration &
Production segments, MMP and REN.
The accounting policies of the reporting segments
equal those applied in these condensed interim
financial statements, except for the line-item
Additions to PP&E, intangibles and equity accounted
investments in which movements related to changes
in asset retirement obligations are excluded as well
as provisions for onerous contracts which reflect only
obligations towards group external parties. The
measurement basis of segment profit is net operating
income/(loss). Deferred tax assets, pension assets,
non-current financial assets, total current assets and
total liabilities are not allocated to the segments.
Transactions between the segments, mainly from the
sale of crude oil, gas, and related products, are
performed at defined internal prices which have been
derived from market prices. The transactions are
eliminated upon consolidation.

First quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	58	153	63	29,066	18	25	0	29,384
Revenues and other income inter-segment	9,484	1,364	1,133	13	5	8	(12,007)	0
Net income/(loss) from equity accounted investments	0	0	0	(9)	22	(1)	0	13
Other income	511	54	0	1	(44)	2	0	523
Total revenues and other income	10,052	1,571	1,197	29,072	1	34	(12,007)	29,920
Purchases [net of inventory variation]	(1)	3	0	(27,407)	0	0	11,962	(15,443)
Operating, selling, general and administrative expenses	(891)	(567)	(311)	(1,353)	(107)	(50)	113	(3,166)
Depreciation and amortisation	(1,127)	(396)	(370)	(227)	(8)	(37)	0	(2,165)
Net impairment (losses)/reversals	0	0	0	0	(145)	0	0	(145)
Exploration expenses	(90)	(32)	(5)	0	0	0	0	(127)
Total operating expenses	(2,108)	(992)	(685)	(28,987)	(260)	(88)	12,075	(21,046)
Net operating income/(loss)	7,944	579	511	84	(259)	(54)	68	8,874
Additions to PP&E, intangibles and equity accounted investments	2,409	761	308	207	780	30	0	4,496

Balance sheet information
Equity accounted investments	4	0	0	732	1,781	169	0	2,686
Non-current segment assets	30,441	15,154	12,479	3,364	3,627	949	0	66,015
Non-current assets not allocated to segments								14,626
Total non-current assets								83,327
Equinor first quarter 2025

27	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Fourth quarter 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	61	164	62	26,208	19	22	0	26,535
Revenues and other income inter-segment	9,152	1,211	896	246	5	8	(11,519)	0
Net income/(loss) from equity accounted investments	0	3	0	(17)	26	(5)	0	6
Other income	44	805	0	135	124	5	0	1,113
Total revenues and other income	9,257	2,183	957	26,573	174	29	(11,519)	27,654
Purchases [net of inventory variation]	0	64	0	(24,175)	0	0	11,243	(12,869)
Operating, selling, general and administrative expenses	(894)	(627)	(257)	(1,179)	(150)	52	171	(2,883)
Depreciation and amortisation	(1,318)	(538)	(408)	(236)	(9)	(35)	0	(2,544)
Net impairment (losses)/reversals	(64)	0	0	0	(216)	0	0	(280)
Exploration expenses	(176)	(58)	(109)	0	0	0	0	(343)
Total operating expenses	(2,452)	(1,159)	(773)	(25,590)	(374)	16	11,414	(18,919)
Net operating income/(loss)	6,805	1,024	184	983	(200)	45	(105)	8,735
Additions to PP&E, intangibles and equity accounted investments	1,872	896	1,651	369	559	67	0	5,414

Balance sheet information
Equity accounted investments	4	0	0	768	1,530	168	2	2,471
Non-current segment assets	26,695	14,662	12,490	3,259	3,138	971	0	61,214
Non-current assets not allocated to segments								14,261
Total non-current assets								77,946
Equinor first quarter 2025

28	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First quarter 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	55	183	67	24,733	26	25	—	25,089
Revenues and other income inter-segment	7,852	1,470	968	92	3	8	(10,393)	0
Net income/(loss) from equity accounted investments	0	3	0	(1)	30	0	0	33
Other income	(28)	(1)	20	0	0	23	0	14
Total revenues and other income	7,879	1,655	1,055	24,824	60	55	(10,393)	25,135
Purchases [net of inventory variation]	0	34	0	(21,968)	0	0	10,012	(11,922)
Operating, selling, general and administrative expenses	(866)	(395)	(280)	(1,326)	(272)	(46)	213	(2,971)
Depreciation and amortisation	(1,173)	(529)	(364)	(227)	(8)	(36)	0	(2,337)
Net impairment (losses)/reversals	0	0	0	0	0	(7)	0	(7)
Exploration expenses	(84)	(148)	(34)	0	0	0	0	(266)
Total operating expenses	(2,123)	(1,039)	(678)	(23,522)	(280)	(89)	10,226	(17,504)
Net operating income/(loss)	5,756	616	377	1,303	(220)	(34)	(167)	7,631
Additions to PP&E, intangibles and equity accounted investments	1,372	756	359	210	624	40	0	3,361
Equinor first quarter 2025

29	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Non-current assets by country
	At 31 March	At 31 December
(in USD million)	2025	2024
Norway1)	33,827	30,017
USA	15,886	15,638
Brazil	11,980	11,487
UK	1,684	1,641
Angola	1,165	1,159
Canada	1,030	1,019
Argentina	855	822
Poland	833	644
Denmark	757	770
Algeria	325	348
Other	356	141
Total non-current assets2)	68,701	63,686
1)Increase is mainly due to weakening of USD versus NOK and acquisitions. For more information on acquisitions please see note 3.
2)Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 3 Acquisitions and disposals
Acquisitions and disposals
Swap with Petoro in the Haltenbanken area
On 1 January 2025, Equinor closed a transaction with
Petoro to swap ownership interests in the
Haltenbanken area. Equinor increased its ownership
interests primarily in the Heidrun field (from 13.0% to
34.4%) and reduced its interests primarily in the
Tyrihans field (from 58.8% to 36.3%) and the Johan
Castberg field (from 50.0% to 46.3%). No cash
consideration is involved. The purpose of the
transaction is to align ownership interests in the
licenses to maximise resource utilisation. The assets
acquired and liabilities assumed have been
recognised in accordance with the principles in IFRS 3
Business Combinations within the E&P Norway
segment, mainly as property, plant, and equipment
(USD 610 million), goodwill (USD 476 million) and
deferred tax liability (USD 381 million). The swap
resulted in a gain of USD 491 million, reported as
Other Income in the Consolidated statement of
income.
Held for sale
Joint venture agreement with Shell in the UK
On 5 December 2024, Equinor and Shell agreed to
merge their UK upstream businesses and establish a
joint venture. The parties will hold a 50% equity
interest each. Selected UK North Sea upstream fields,
associated licenses and infrastructure will be
transferred by both parties to the joint venture,
including Equinor’s interests in Rosebank, Mariner and
Buzzard. The joint venture will be accounted for under
the equity method upon completion of the
transaction. Completion of the transaction is subject
to license partners’ and regulatory approvals and is
expected by the end of 2025. As of 31 March 2025,
assets held for sale amounted to USD 7,113 million and
liabilities directly associated with the assets held for
sale amounted to USD 817 million. Equinor’s UK
upstream business is part of the E&P International
segment.
Equinor first quarter 2025

30	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues
Revenues from contracts with customers by
geographical areas
When attributing the line item Revenues from
contracts with customers for the first quarter 2025 to
the country of the legal entity executing the sale,
Norway and the USA accounted for 77% and 20%,
respectively, of such revenues (78% and 18%,
respectively, for the fourth quarter 2024).

Revenues from contracts with customers and other revenues
	Quarters
(in USD million)	Q1 2025	Q4 2024	Q1 2024
Crude oil	16,082	13,333	14,266
Natural gas	7,591	7,110	5,060
- European gas	6,366	5,743	4,177
- North American gas	552	315	305
- Other incl. Liquefied natural gas	672	1,053	578
Refined products	2,582	2,556	2,224
Natural gas liquids	2,024	2,044	2,097
Power	673	536	563
Transportation	302	278	369
Other sales	105	345	85
Revenues from contracts with customers	29,358	26,202	24,663
Total other revenues1)	26	333	426
Revenues	29,384	26,535	25,089
1)This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.
For the first quarter 2024, Norway and the USA
accounted for 79% and 18% of such revenues,
respectively. Revenues from contracts with customers
are mainly reflecting such revenues from the
reporting segment MMP.
Note 5. Financial items

	Quarters
(in USD million)	Q1 2025	Q4 2024	Q1 2024
Interest income and other financial income	336	435	560
Interest expenses and other financial expenses	(325)	(401)	(416)
Net foreign currency exchange gains/(losses)	(24)	299	303
Gains/(losses) on financial investments	(25)	(885)	(7)
Gains/(losses) other derivative financial instruments	58	4	(74)
Net financial items	19	(548)	366
Equinor has a US Commercial paper programme
available with a limit of USD 5 billion. As of
31 March 2025, USD 1.0 billion were utilised
compared to USD 4.1 billion utilised as of
31 December 2024.
In the first quarter of 2025 Equinor has drawn on
project financing for a total amount of USD 1.5 billion.
Equinor first quarter 2025

31	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6 Income taxes

	Quarters
(in USD million)	Q1 2025	Q4 2024	Q1 2024
Income/(loss) before tax	8,893	8,187	7,998
Income tax	(6,263)	(6,188)	(5,325)
Effective tax rate	70.4%	75.6%	66.6%
The effective reported tax rate of 70.4% for the first
quarter of 2025 increased compared to 66.6% in first
quarter 2024, mainly due to higher share of income
from jurisdictions with high tax rates and the
extension of the Energy Profits Levy in the UK. The
increase was partially offset by the tax exempted
gain from the swap with Petoro on the NCS, see note
3.
Note 7 Provisions, commitments and
contingent items
Asset retirement obligation
Equinor’s estimated asset retirement obligations
(ARO) have increased by approximately USD 1,3
billion to USD 12.3 billion at 31 March 2025 compared
to year-end 2024, mainly due to currency effects
(USD weakening versus NOK) and decrease in the
discount rate. Changes in ARO are reflected within
Property, plant and equipment and Provisions and
other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is
involved in legal and other proceedings, and several
unresolved claims are currently outstanding. The
ultimate liability or asset in respect of such litigation
and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial
statements for probable liabilities related to litigation
and claims based on the company’s best judgement.
Equinor does not expect that its financial position,
results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Equinor first quarter 2025

32	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 8 Capital distribution
Dividend for the first quarter 2025
On 29 April 2025, the board of directors resolved to
declare a cash dividend for the first quarter of 2025
of USD 0.37 per share. The Equinor shares will trade
ex-dividend 18 August 2025 on the Oslo Børs and
19 August for ADR holders on the New York Stock
Exchange. Record date will be 19 August 2025 and
payment date will be 29 August 2025.
Share buy-back programme 2025
Based on the authorisation from the annual general
meeting on 14 May 2024, the board of directors has,
on a quarterly basis, decided on share buy-back
tranches. The 2025 programme is up to USD 5 billion,
including shares to be redeemed from the Norwegian
state. In February 2025, Equinor launched the first
tranche of USD 1.2 billion including shares to be
redeemed from the Norwegian state. The market
execution of the first tranche of USD 397 million was
completed on 24 March 2025.

	First quarter
Equity impact of share buy-back programmes (in USD million)	2025	2024
First tranche	397	396
Total	397	396
The purpose of the share buy-back programme is to
reduce the issued share capital of the company, and
all shares repurchased in this first tranche in 2025 will
be cancelled. According to an agreement between
Equinor and the Norwegian State, a proportionate
number of the Norwegian State's shares will be
redeemed and cancelled at the annual general
meeting in May 2025, ensuring that the State's
ownership interest in Equinor remains unchanged at
67%.
On 29 April 2025, the Board of Directors decided to
initiate a second share buy-back tranche of up to
USD 1.265 billion for 2025, including shares to be
redeemed from the Norwegian State. The second
tranche is subject to approval at the general meeting
and will end no later than 21 July 2025.
Note 9. Subsequent events
Geopolitical and market uncertainty
Recent announcements and policy updates in the US
regarding international trade have led to increased
geopolitical and macroeconomic uncertainty. As the
actual policy changes, both substance and duration,
are still unknown, so are the implications for economic
growth, demand for energy, supply costs, inflation,
interest rates and foreign exchange rates. The
current situation is unclear and could drive
development in different directions. Equinor is actively
assessing the impact of these uncertainties; however,
the resulting operational and economic effects on the
company cannot be determined at this time. We refer
to sensitivities disclosed in Note 14 Impairment to the
2024 annual report regarding illustrative impairment
losses to be recognised following downward
adjustments in Equinor’s commodity price
assumptions or a change in the discount rate used for
impairment testing.
US Offshore Wind
On 16 April, Empire Offshore Wind LLC (the
company), a wholly owned subsidiary of Equinor ASA,
received a Director’s Order from the Bureau of
Ocean Energy Management in the United States
(BOEM), ordering the company to halt all activities on
the outer continental shelf until BOEM has completed
its review of the Empire Wind 1 project’s permit. Upon
receipt of the order, immediate steps were taken by
the company and its contractors to initiate
suspension of relevant marine activities, ensuring the
safety of workers and the environment.
Empire Offshore Wind LLC has validly secured all
necessary federal and state permits for its Empire
Wind 1 project, and the Director’s Order is in
Equinor’s opinion unlawful. The company is seeking to
engage with relevant authorities to clarify this matter
and is considering its legal remedies.
On 31 March 2025, the gross book value of Equinor’s
assets related to the Empire Wind projects was
around USD 2.5 billion, including South Brooklyn
Marine Terminal. Further, various companies within
the Equinor group have individual exposures related
to the Empire Wind 1 project, including guarantees
and termination fees towards suppliers, currently
aggregating to a gross exposure of USD 1.5 – 2.0
billion, before taking into account tax and any other
potential reductions and limitations including from
negotiations, settlements, legal actions and damages.
In addition, the total amount drawn under the project
finance term loan facility per 31 March 2025 was USD
1.5 billion. In the event the project is terminated, the
amount drawn will be repaid to the project finance
lenders.
Assets classified as held for sale after the
reporting period
As part of the ongoing optimisation of Equinor’s
international upstream portfolio, Equinor has certain
interests that have met the requirements for held for
sale classification after the reporting period.  The
interests expected to be divested through a sales
transaction are included in the E&P International
segment, and the classification as held for sale is not
expected to have a material impact on the
consolidated income statement.
Equinor first quarter 2025

33	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Stord, Norway
Equinor first quarter 2025

34	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures

	Quarters			Change
Exchange rates	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1

USD/NOK average daily exchange rate	11.0782	11.0072	10.5094	5%
USD/NOK period-end exchange rate	10.5529	11.3534	10.8011	(2)%
EUR/USD average daily exchange rate	1.0517	1.0683	1.0858	(3)%
EUR/USD period-end exchange rate	1.0815	1.0389	1.0816	0%

Exchange rates
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented in this report: 1)
net debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted. These
calculations are all based on Equinor’s gross interest-
bearing financial liabilities as recorded in the
Consolidated balance sheet and exclude cash, cash
equivalents and current financial investments.
The following adjustment is made in calculating the
net debt to capital employed adjusted, including lease
liabilities ratio and the net debt to capital employed
adjusted ratio: financial investments held in Equinor
Insurance AS (classified as Current financial
investments in the Consolidated balance sheet) are
treated as non-cash and excluded from the
calculation of these non-GAAP measures. Financial
investments in Equinor Insurance are excluded as
these investments are not readily available for the
group to meet short term commitments. These
adjustments result in a higher net debt figure and in
Equinor’s view provides a more prudent measure of
the net debt to capital employed ratio than would be
the case without such exclusions. Additionally, lease
liabilities are further excluded in calculating the net
debt to capital employed adjusted ratio. The table
Calculation of capital employed and net debt to
capital employed ratio later in this report details the
calculations for these non-GAAP measures and
reconciles them with the most directly comparable
IFRS Accounting Standards financial measure or
measures.
Organic capital expenditures (organic investments/
capex) – Capital expenditures is defined as Additions
to PP&E, intangibles and equity accounted
investments, which excludes assets held for sale, as
presented in note 2 Segments to the Condensed
interim financial statements. Organic capital
expenditures are capital expenditures excluding
expenditures related to acquisitions, leased assets
and other investments with significantly different cash
flow patterns. Equinor believes this measure gives
stakeholders relevant information to understand the
company’s investments in maintaining and developing
its assets. Forward-looking organic capital
expenditures included in this report are not
reconcilable to its most directly comparable IFRS
Accounting Standards measure without
unreasonable efforts, because the amounts excluded
from such IFRS Accounting Standards measure to
determine organic capital expenditures cannot be
predicted with reasonable certainty.
Cash flows from operations after taxes paid (CFFO
after taxes paid) represents, and is used by
management, to evaluate cash generated from
operating activities after taxes paid, which is available
for investing activities, debt servicing and distribution
to shareholders. Cash flows from operations after
taxes paid is not a measure of our liquidity under IFRS
Accounting Standards and should not be considered
in isolation or as a substitute for an analysis of our
results as reported in this report. Our definition of
Cash flows from operations after taxes paid is limited
and does not represent residual cash flows available
for discretionary expenditures. The table Calculation
of CFFO after taxes paid and net cash flow later in
this report provides a reconciliation of Cash flows
from operations after taxes paid to its most directly
comparable IFRS Accounting Standards measure,
Cash flows provided by operating activities before
taxes paid and working capital items, as of the
specified dates.
Net cash flow before capital distribution - Net cash
flow before capital distribution represents, and is
used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing and distribution to shareholders. Net
cash flow before capital distribution is not a measure
of our liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow before
capital distribution is limited and does not represent
residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after
taxes paid and net cash flow later in this report
provides a reconciliation of Net cash flow before
capital distribution to its most directly comparable
IFRS Accounting Standards measure, Cash flows
provided by operating activities before taxes paid
and working capital items, as of the specified dates.
Net cash flow - Net cash flow represents, and is used
by management to evaluate, cash generated from
operational and investing activities available for debt
servicing. Net cash flow is not a measure of our
liquidity under IFRS Accounting Standards and should
not be considered in isolation or as a substitute for an
analysis of our results as reported in this report. Our
definition of Net cash flow is limited and does not
represent residual cash flows available for
discretionary expenditures. The table Calculation of
CFFO after taxes paid and net cash flow later in this
report provides a reconciliation of Net cash flow to its
most directly comparable IFRS Accounting Standards
measure, Cash flows provided by operating activities
before taxes paid and working capital items, as of the
specified dates.
For more information on our definitions and use of
non-GAAP financial measures, see Item 5. Operating
and Financial Review and Prospects—Use and
reconciliation of non-GAAP financial measures” in
Equinor's Annual Report on Form 20-F for the year
ended December 31, 2024.
Equinor first quarter 2025

35	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Quarters			Change
(in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1
E&P Norway exploration expenditures	167	251	91	83%
E&P International exploration expenditures	32	115	100	(68)%
E&P USA exploration expenditures	5	33	44	(89)%
Group exploration expenditures	204	400	236	(13)%
Expensed, previously capitalised exploration expenditures	1	(7)	81	(99)%
Capitalised share of current period's exploration activity	(77)	(40)	(51)	50%
Impairment (reversal of impairment)	—	(10)	—	(100)%
Exploration expenses according to IFRS	127	343	266	(52)%
Exploration expenses
Geology and subsurface analysis
Equinor first quarter 2025

36	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

CFFO information	Quarters			Change
(in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1
Cash flows provided by operating activities before taxes paid and working capital items1)	10,620	9,414	9,806	8%
Taxes Paid	(3,226)	(5,906)	(3,849)	(16)%
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	7,394	3,508	5,957	24%

Net cash flow information	Quarters			Change
(in USD million)	Q1 2025	Q4 2024	Q1 2024	Q1 on Q1
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	7,394	3,508	5,957	24%
(Cash used)/received in business combinations	(26)	(1,242)	—	>100%
Capital expenditures and investments	(3,027)	(3,646)	(2,483)	22%
Net (increase)/decrease in strategic non-current financial investments2)	—	(2,468)	—	N/A
(Increase)/decrease in other interest-bearing items	122	(60)	(210)	N/A
Proceeds from sale of assets and businesses	83	1,355	60	39%
Net cash flow before capital distribution1)	4,546	(2,555)	3,324	37%
Dividend paid	(1,911)	(1,913)	(2,649)	(28)%
Share buy-back	(549)	(501)	(550)	—%
Net cash flow1)	2,086	(4,969)	125	>100%
1)Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement  on relevant line items affected are shown below. For more information see note 1 Organisation and basis of preparation.
2)Related to the acquisition of  10% ownership share in Ørsted A/S.

Line items impacted by change in accounting policy	At 31 December 2024			At 31 March 2024
(in USD million)	As reported	Restated	Impact	As reported	Restated	Impact
Cash flows provided by operating activities before taxes paid and working capital items	9,813	9,414	399	9,689	9,806	(117)
Cash flow from operations after taxes paid (CFFO after taxes paid)	3,907	3,508	399	5,840	5,957	(117)
Net cash flow before capital distribution	(2,155)	(2,555)	399	3,207	3,324	(117)
Net cash flow	(4,570)	(4,969)	399	8	125	(117)
Equinor first quarter 2025

37	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Organic capital expenditures

Organic capital expenditures	Quarters
(in USD billion)	Q1 2025	Q4 2024	Q1 2024
Additions to PP&E, intangibles and equity accounted investments	4.5	5.4	3.4
Less:
Acquisition-related additions	1.3	1.6	0.3
Right of use asset additions	0.2	0.5	0.3
Other additions (with unique cash flow patterns)	0.0	0.0	0.0
Organic capital expenditures	3.0	3.4	2.8
Dudgeon offshore wind park
Equinor first quarter 2025

38	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December
(in USD million)		2025	2024
Shareholders' equity		45,820	42,342
Non-controlling interests		44	38
Total equity	A	45,864	42,380
Current finance debt and lease liabilities		7,032	8,472
Non-current finance debt and lease liabilities		22,737	21,622
Gross interest-bearing debt	B	29,769	30,094
Cash and cash equivalents1)		7,370	5,903
Current financial investments		17,478	15,335
Cash and cash equivalents and financial investment1)	C	24,848	21,238
Net interest-bearing debt [9]1)	B1 = B - C	4,921	8,856
Other interest-bearing elements1)2)		311	366
Normalisation for cash-build up before tax payment (50% of Tax Payment)3)		1,670	—
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	6,902	9,221
Lease liabilities		3,495	3,510
Net interest-bearing debt adjusted*	B3	3,407	5,711

Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December
(in USD million)		2025	2024
Calculation of capital employed*
Capital employed1)	A + B1	50,784	51,235
Capital employed adjusted, including lease liabilities	A + B2	52,766	51,601
Capital employed adjusted	A + B3	49,271	48,091
Calculated net debt to capital employed*
Net debt to capital employed1)	(B1) / (A+B1)	9.7%	17.3%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	13.1%	17.9%
Net debt to capital employed adjusted	(B3) / (A+B3)	6.9%	11.9%
1)Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement  on relevant line items affected are shown below. For more information see note 1 Organisation and basis of preparation.
2)Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.
3)Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Line items impacted by change in accounting policy		At 31 December 2024
(in USD million)		As reported	Restated	Impact
Cash and cash equivalents		8,120	5,903	(2,217)
Cash and cash equivalents and financial investment	C	23,455	21,238	(2,217)
Net interest-bearing debt [9]	B1 = B - C	6,638	8,856	2,217
Other interest-bearing elements		2,583	366	(2,217)
Capital employed	A + B1	49,018	51,235	2,217
Net debt to capital employed	(B1) / (A+B1)	13.5%	17.3%	3.7%
Equinor first quarter 2025

39	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy", "will",
"guidance", "targets", and similar expressions to
identify forward- looking statements. Forward-
looking statements include all statements other than
statements of historical fact, including, among others,
statements regarding Equinor's plans, intentions, aims,
ambitions and expectations; the commitment to
develop as a broad energy company and diversify its
energy mix; the ambition to be a leading company in
the energy transition and reduce net group-wide
greenhouse gas emissions; our ambitions and
expectations regarding decarbonisation; future
financial performance, including earnings, cash flow
and liquidity; expectations and ambitions regarding
value creation; expectations and ambitions regarding
progress on the energy transition plan; expectations
regarding cash flow and returns from Equinor’s oil
and gas portfolio, CCS projects and renewables and
low carbon solutions portfolio; our expectations and
ambitions regarding operated emissions, annual CO₂
storage and carbon intensity; plans to develop fields;
'expectations and ambitions regarding exploration
activities; plans and ambitions for renewables
production capacity and CO₂ transport and storage
and investments in renewables and low carbon
solutions; expectations and plans regarding
development of renewables projects, CCUS and
hydrogen businesses and production of low carbon
energy and CCS; our intention to optimise our
portfolio; break-even considerations, targets and
other metrics for investment decisions; future
worldwide economic trends, market outlook and
future economic projections and assumptions,
including commodity price, currency and refinery
assumptions; estimates of proved reserves; organic
capital expenditures for 2025; expectations
regarding investments and capex and estimates
regarding production and development and
execution of projects; expectations and estimates
regarding future operational performance, including
oil and gas and renewable power production;
estimates regarding tax payments; expectations and
ambitions regarding costs, including the ambition to
keep unit of production cost in the top quartile of our
peer group; scheduled maintenance activity and the
effects thereof on equity production; regarding
completion and results of acquisitions, disposals, joint
ventures and other contractual arrangements;
ambitions regarding capital distributions and
expected amount and timing of dividend payments
and the implementation of our share buy-back
programme; projected impact of legal claims against
us; and provisions and contingent liabilities. You
should not place undue reliance on these forward-
looking statements. Our actual results could differ
materially from those anticipated in the forward-
looking statements for many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and assumptions
and are, by their nature, subject to significant risks
and uncertainties because they relate to events and
depend on circumstances that will occur in the future.
There are a number of factors that could cause
actual results and developments to differ materially
from those expressed or implied by these forward-
looking statements, including levels of industry
product supply, demand and pricing, in particular in
light of significant oil price volatility; unfavourable
macroeconomic conditions and inflationary
pressures; exchange rate and interest rate
fluctuations; levels and calculations of reserves and
material differences from reserves estimates;
regulatory stability and access to resources, including
attractive low carbon opportunities; the effects of
climate change and changes in stakeholder sentiment
and regulatory requirements regarding climate
change; changes in market demand and supply and
policy support from governments for renewables;
inability to meet strategic objectives; the development
and use of new technology; social and/or political
instability, including worsening trade relations; failure
to prevent or manage digital and cyber disruptions to
our information and operational technology systems
and those of third parties on which we rely;
operational problems, including cost inflation in
capital and operational expenditures; unsuccessful
drilling; availability of adequate infrastructure at
commercially viable prices; the actions of field
partners and other third-parties; reputational
damage; the actions of competitors; the actions of the
Norwegian state as majority shareholder and
exercise of ownership by the Norwegian state;
changes or uncertainty in or non- compliance with
laws and governmental regulations; adverse changes
in tax regimes; the political and economic policies of
Norway and other oil-producing countries;
regulations on hydraulic fracturing and low-carbon
value chains; liquidity, interest rate, equity and credit
risks; risk of losses relating to trading and commercial
supply activities; an inability to attract and retain
personnel; ineffectiveness of crisis management
systems; inadequate insurance coverage; health,
safety and environmental risks; physical security risks
to personnel, assets, infrastructure and operations
from hostile or malicious acts; failure to meet our
ethical and social standards; actual or perceived
non-compliance with legal or regulatory
requirements; and other factors discussed elsewhere
in this report and in Equinor's Annual Report on Form
20-F for the year ended December 31, 2024 filed with
the SEC (including the risks described in the risk
factors incorporated in Item 3.D thereof). Equinor's
2024 Annual Report on Form 20-F is available at
Equinor's website www.equinor.com.
Although we believe that the expectations reflected in
the forward-looking statements are reasonable, we
cannot assure you that our future results, level of
activity, performance or achievements will meet these
expectations. Moreover, neither we nor any other
person assumes responsibility for the accuracy and
completeness of the forward-looking statements. Any
forward-looking statement speaks only as of the date
on which such statement is made, and, except as
required by applicable law, we undertake no
obligation to update any of these statements after
the date of this report, either to make them conform
to actual results or changes in our expectations.
Equinor first quarter 2025

40	End notes	PRESS RELEASE	FIRST QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.The refining reference margin is a typical gross
margin and will differ from the actual margin, due
to variations in type of crude and other feedstock,
throughput, product yields, freight cost, inventory,
etc
3.Liquids volumes include oil, condensate and NGL,
exclusive of royalty oil.
4.Equity volumes represent produced volumes
under a production sharing agreement (PSA)
that correspond to Equinor’s ownership share in a
field. Entitlement volumes, on the other hand,
represent Equinor’s share of the volumes
distributed to the partners in the field, which are
subject to deductions for, among other things,
royalty and the host government's share of profit
oil. Under the terms of a PSA, the amount of profit
oil deducted from equity volumes will normally
increase with the cumulative return on investment
to the partners and/or production from the
licence. Consequently, the gap between
entitlement and equity volumes will likely increase
in times of high liquids prices. The distinction
between equity and entitlement is relevant to
most PSA regimes, whereas it is not applicable in
most concessionary regimes such as those in
Norway, the UK, the US, Canada and Brazil.
5.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the State's
Direct Financial Interest). In addition, Equinor sells
the State's natural gas production in its own name,
but for the Norwegian state's account and risk,
and related expenditures are refunded by the
State
6.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
7.The group's average realised piped gas prices
include all realised piped gas sales, including both
physical sales and related paper positions.
8.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
9.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone:+47 51 99 00 00
www.equinor.com
Photos:
Page 1 Jan Arne Wold, Woldcam
Pages 1, 2, 3, 4, 7, 12, 35, 37 Ole Jørgen Bratland
Page 6 Lizette Bertelsen
Page 10 Lars Morken
Page 18 Hilde Oterhals
Page 20 Torstein Lund Eik
Page 33 Einar Aslaksen
SIGNATURE - 6K FILING
Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be
signed on its behalf by the undersigned,
thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 30 April 2025
By: _/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer